PMU News Release #06-17
TSX, AMEX Symbol PMU

September 11, 2006

     EL DORADO PROJECT EXPLORATION DRILLING CONFIRMS
EXTENSIONS TO GOLD MINERALIZATION IN MINITA – SOUTH MINITA AREA

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) is pleased to announce the latest drill results from the El Dorado project. Follow-up drilling is currently focusing on extending two significant new drill hits. Drill hole P06-459 intersected 2.7 meters averaging 17.41 g/t gold in the Deep Minita vein zone between the Minita and South Minita deposits. Hole P06-448 drilled through the Nueva Esperanza resource into the Los Jobos vein to the east, which averaged 15.84 g/t gold over a width of 1.15 meters. Los Jobos is a N-NE striking vein that splays off the main Minita vein zone and has high grades over potentially mineable widths on the surface.

Recently drill activity has focused on exploration in and around the main development site as well as geotechnical data collection (oriented core and materials characterization tests for infrastructure sites) and tailings site condemnation drilling. The data collected will be used in the Company’s feasibility study currently in progress that is focusing on expanding the operation proposed in the January 2005 pre-feasibility study to include both the Minita and South Minita deposits. The following table outlines the latest results from this ongoing drill program. A complete list of drill results from the El Dorado gold project is available on the Company’s website www.pacrim-mining.com.

Latest El Dorado Project Drill Results

Hole No.	Vein or System Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P06-443	South Minita	300300 / 534420	261 / 68	153.65	154.65	1.00	1.00	9.217	228
P06-444	South Minita	300240 / 534388	268 / 74	277.25	278.45	1.20	0.90	13.392
P06-445	South Minita	300377 / 534328	270 / 65	260.70 305.95 331.45	261.15 308.25 336.15	0.45 2.30 4.70	0.45 1.80 4.25	40.164 9.682 7.738
P06-446	South Minita	300493 / 534304	274 / 62 includes	227.30 284.75 300.45 317.95 317.95	229.20 285.95 300.65 320.35 319.20	1.90 1.20 0.20 2.40 1.25	1.55 1.20 0.20 2.00 1.05	7.386 10.010 18.333 17.013 26.312	43 96 176 143 229
P06-447	South Minita	300415 / 534210	256 / 68 includes includes	173.50 175.20 256.70 257.45 265.10 281.75 323.65 438.05 443.05	175.40 175.40 259.30 258.20 265.25 282.15 324.35 438.20 443.25	1.90 0.20 2.60 0.75 0.15 0.40 0.70 0.15 0.20	1.90 0.20 2.40 0.73 0.10 0.35 0.70 0.15 0.20	7.042 37.038 11.030 23.123 49.641 7.034 9.686 19.444 28.133	134 297 569 86 46 178 331
P06-448	Nueva Esperanza	302575 / 534165	090 / 50 includes and and	62.25 62.25 63.45 64.00	64.30 62.55 63.65 64.30	2.05 0.30 0.20 0.30	2.00 0.30 0.20 0.30	9.170 11.428 30.139 16.091	67 81 185 182

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

			includes	66.05 69.40 237.20 237.20	66.90 70.10 238.60 237.90	0.85 0.70 1.40 0.70	0.75 0.60 1.15 0.55	8.233 11.373 15.843 26.659	4 19 84 146
P06-449	Rosario Veta Grande	301170 / 534579	240 / 45	101.30 101.65 186.25	101.50 102.40 186.40	0.20 0.75 0.15	0.20 0.60 0.15	12.354 9.771 33.471	138 54 140
P06-450	Cancha Zone	300655 / 534110	270 / 50	NO SIGNIFICANT RESULTS
P06-451	Rosario Veta Grande		240 / 65	137.35 175.20	137.75 178.15	0.40 2.95	0.35 2.30	14.946 7.224	101 57
P06-452	Nueva Esperanza	533956 / 302572	90 / 65	NO SIGNIFICANT RESULTS
P06-453	Cancha Zone	533975 / 300905	270 / 50	NO SIGNIFICANT RESULTS
P06-454	Rosario Veta Grande	534579 / 301170	240 / 45	143.45 167.25 174.35	144.70 168.20 174.75	1.25 0.95 0.40	1.20 0.70 0.30	9.184 33.668 14.799	31 163 90
P06-455	Rosario Veta Grande	301170 / 534579	240 / 60	10.60 162.80 163.75	12.10 163.05 163.95	1.50 0.25 0.20	1.50 0.20 0.15	6.031 13.048 9.569	11 127 61
P06-456	Cancha	301105 / 533775	090 / 50	NO SIGNIFICANT RESULTS
P06-457	Nueva Esperanza	302848 / 533997	072 / 66	247.40	250.15	2.75	2.20	6.896	36
P06-458	Guadalupe	300640 / 534635	232 / 50	NO SIGNIFICANT RESULTS
P06-459	Deep Minita	301239 / 533895	090 / 50	442.50	446.80	4.30	2.70	17.471	151
P06-460	Condemnation			NO SIGNIFICANT RESULTS
P06-461	Guadalupe	300835 / 534839	250 / 52	84.90	85.05	0.15	0.15	10.905	88
P06-462	Guadalupe	300716 / 534560	227 / 70	128.30	128.50	0.20	0.20	25.711	334
P06-463	Nueva Esperanza	303012 / 534047	090 / 45	NO SIGNIFICANT RESULTS
P06-464	Deep Minita	301299 / 534036	090 / 67	316.65 342.30 346.65	318.00 343.75 346.85	1.35 1.45 0.20	0.90 1.45 0.20	8.392 4.215 13.265	57 4 84
P06-465	Rampa Vein	300621 / 534889	250 / 52	RESULTS PENDING
P06-466	Nueva Esperanza	303012 / 534044	110 / 75	NO SIGNIFICANT RESULTS
P06-468	Rampa Vein	300705 / 534869	250 / 52	358.20	361.90	3.70	3.40	4.270

Upcoming Plans
Pacific Rim has completed the geothechnical drilling and is currently drilling in and around the two new drill hits at Deep Minita and Los Jobos to test the resource potential for these new discoveries. A handful of delineation drill holes are also required in the South Minita resource area for input to the feasibility study. One drill rig will be dedicated to this effort once the drill hole locations have been received by the Company’s feasibility consultants.

The Company awaits the approval of the exploration drilling permit for its high-priority south El Dorado targets, which is expected to be granted shortly. Once approved, the exploration drilling program will begin to test the numerous high-priority targets defined in the south El Dorado district over the past months including: the southern extension of the Minita vein system, the high-grade Nance Dulce vein system, the Hacienda vein and the Gallardo vein. At the nearby Santa Rita project, the Company is constructing an access road and is currently negotiating surface rights agreements with the local land owners. The Trinidad vein on the Santa Rita project hosts high grade gold over a roughly 500 meter strike length (between 6.4 g/t gold and 118.3 g/t gold over widths of 1-2 meters –see news release # 05-15 dated September 12, 2005) and represents a exciting high-grade gold target with considerable blue sky potential..

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer.

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

NI 43-101 Disclosure
Pacific Rim’s exploration work on the El Dorado project is supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The July 2006 El Dorado resource estimate was prepared by Mr. Steve Ristorcelli, P.Geo. of Mine Develoment Associates, Reno, Nevada. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. The resource estimate conforms to current CIM Standards on Mineral Resources and Reserves. A technical report in support of the updated El Dorado resource estimate presented above was filed with SEDAR on July 31, 2006. The report was co-authored by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

The January 2005 El Dorado pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

Cautionary Note Regarding Forward-Looking Information
Information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: anticipated drilling plans for the El Dorado project; the eventuality and timing of receipt of drilling permits for the south El Dorado claims; the eventuality and timing of surface rights and access agreements at Santa Rita; statements of the Minita deposit’s economic potential; information included in the pre-feasibility study such as capital and operating costs, projected production summaries, gold and silver prices and financial analysis; the impact of the South Minita gold zone on the project’s economics; the timing and nature of economic analyses at the El Dorado project; the execution and outcome of current or future exploration activities; significant fluctuations in metal prices; general market and industry conditions; and other factors detailed in the Company’s filings with Canadian regulatory agencies and the U.S. Securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This news release may include such terms as “measured,” “indicated,” and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-31328, which may be secured from us, or from the SEC’s website at www.sec.gov/edgar.shtml.

The TSX and the AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com